(Excerpt Translation)


                                                                January 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in December 2005 (the "Current Month").


1.  Summary
    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,609,997,492 shares
    Current Month

2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    35,400 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from             (35,400 shares)
     treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                  JPY 104,713,200
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                  (JPY 104,713,200)
    transferred from treasury shares)

3. Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares
    Total number of shares delivered during the                    61,700 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (61,700 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                  JPY 192,257,200
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                  (JPY 192,257,200)
    transferred from treasury shares)